SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2012

Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson Sr. V.P., Chief Financial Officer Shaw Communications Inc.

SHAW COMMUNICATIONS INC.

Annual General Meeting of Shareholders of

Shaw Communications Inc.

January 12, 2012

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 “Continuous Disclosure Obligations”, the following sets out the matters voted on at the Annual Meeting of Shareholders of Shaw Communications Inc. (the “Corporation”) held on Thursday, January 12, 2012. Each of the matters was voted on by a show of hands and is described in greater detail in the Corporation’s Notice of Meeting and Management Information Circular dated November 22, 2011.

Business		Outcome of Vote

1. The election of the following sixteen nominees as directors of the Corporation:		Carried

Peter J. Bissonnette	Jeffrey C. Royer
Adrian I. Burns	Bradley S. Shaw
George F. Galbraith	Jim Shaw
Dr. Richard R. Green	JR Shaw
Dr. Lynda Haverstock	JC Sparkman
Gregg Keating	Carl E. Vogel
Michael W. O’Brien	Sheila C. Weatherill
Paul K. Pew	Willard H. Yuill

Votes For		Votes Withheld
#	%	#	%
18,768,339	>99%	35	—

2. The appointment of Ernst & Young LLP as the auditors of the Corporation for the ensuing year	Carried

Votes For		Votes Withheld
#	%	#	%
18,768,374	100%	nil	—